Alto Pizza Kitchen + Bar

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Bar Sales	133,537.85
Catering Sales	7,392.37
Food Sales	305,405.62
Misc. Income	1,580.00
Refunds Given	-27.00
Total Income	**$447,888.84**
Cost of Goods Sold	
Cost of Goods Sold	
COGS Alcohol	44,530.43
COGS Food	136,712.21
Total Cost of Goods Sold	**181,242.64**
Cost of labor - COS	
ER Taxes	26,466.16
Labor Cost	135,891.64
Total Cost of labor - COS	**162,357.80**
Shipping	30.00
Total Cost of Goods Sold	**$343,630.44**
GROSS PROFIT	**$104,258.40**
Expenses	
Advertising & Marketing	17,295.44
Bank Charges & Fees	12,942.52
Bar Expenses	4,321.96
Car & Truck	450.00
Chemicals	4,300.26
Computer and Software	1,314.12
Contractors	200.00
Discount Promos	64,826.77
Disposables	19,426.71
Donations	2.00
Employee Benefits	858.05
Equipment Rental	966.72
Insurance	10,503.60
Interest Paid	17,733.25
Job Supplies	8,987.24
Kitchen	11,363.18
Legal & Professional Services	5,080.60
Meals & Entertainment	170.33
Membership Fees	400.00
Office Supplies & Software	1,647.47
Other Business Expenses	9.28
Over/short	-1,312.79
Payroll Service Fee	2,759.55

	TOTAL
Penalties	30.30
Rent & Lease	45,000.00
Repairs & Maintenance	5,351.17
Salaries	57,466.57
Subcontract Labor	7,108.96
Taxes & Licenses	2,620.35
Telephone	7,244.67
Travel	161.39
Uber/DD Discrepancies	73.18
Uber/DD Fees	978.16
Utilities	10,332.81
Total Expenses	**$320,613.82**
NET OPERATING INCOME	**$ -216,355.42**
Other Income	
Other Income	1,338.57
Total Other Income	**$1,338.57**
Other Expenses	
Amortization Expense	1,161.54
Depreciation Expense	234,216.52
Small Equipment and Supplies	73,723.28
Start-up Expense	5,000.00
Total Other Expenses	**$314,101.34**
NET OTHER INCOME	**$ -312,762.77**
NET INCOME	**$ -529,118.19**